Exhibit 99.1

Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR)

4 June 2020

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Performance Share Plan 2013 ("PSP")

The PSP is a performance based share plan which provides participants with the conditional right (known as a Performance Share Award or PSA) to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met.

The PSA granted in 2015 is subject to two performance conditions. Two thirds of the award is subject to Total Shareholder Return (TSR) performance and the remaining third to an Earnings based measure of Relative EBIT Margin. The TSR part of the award vested on 27 February 2020. The remaining third of the PSA granted in 2015 vested on 31 May 2020 once the Relative EBIT Margin performance had been established.

On 1 June 2020, the following PDMRs received their vested PSA award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. The balance that did not vest due to the application of performance conditions has now lapsed.

Security	Name of PDMR	Conditional Award Granted in 2015	Award subject to EBIT performance adjustment	No. of Shares Vested*	No. of Shares Sold	Price per Share	No. of Shares Retained
Rio Tinto plc shares	Baatar, Bold	14,954	4,984	5,888	2,035	43.716372 GBP	3,853
Rio Tinto plc shares	Barrios, Alfredo	66,390	22,129	26,149	13,787	43.716372 GBP	12,362
Rio Tinto plc shares	Jacques, Jean-Sébastien	72,768	24,255	28,661	13,324	43.716372 GBP	15,337
Rio Tinto Limited shares	Salisbury, Christopher	16,175	5,391	6,137	2,822	95.75 AUD	3,315
Rio Tinto Limited shares	Soirat, Arnaud	17,658	5,885	6,700	3,081	95.75 AUD	3,619
Rio Tinto Limited shares	Trott, Simon	8,216	2,738	3,116	N/A	N/A	3,116
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the PSP rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404